SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)

MERCARI COMMUNICATIONS GROUP, LTD.

(Name of Issuer)

Common Stock, $0.00001 Par Value (Title of Class of Securities)

587572 40 5 (CUSIP Number)

John Patrick Kanouff 2525 E. Cedar Avenue Denver, CO 80209 303 623 0203 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2008 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d -1(e), 240.13d -1(f) 240.13d -1(g), check the following box. ¨

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 587572 40 5		PAGE 2

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
John Patrick Kanouff

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ¨
	Not applicable.	(b) ¨
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	7.	SOLE VOTING POWER
SHARES		692,409
BY	8.	SHARED VOTING POWER
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		692,409
WITH	10.	SHARED DISPOSITIVE POWER
		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,409

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 587572 40 5 PAGE 3

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.00001 par value (“Common Stock”) of Mercari Communications Group, Ltd., a Colorado corporation (“Company”), with principal executive offices located at 2525 E. Cedar Avenue, Denver, Colorado 80209.

Item 2. Identity and Background.

The person filing this schedule is John Patrick Kanouff, an individual, whose residence address is 2525 E Cedar Ave, Denver, CO 80209. Mr. Kanouff is a citizen of the United States of America. During the past five years, Mr. Kanouff has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kanouff is the sole owner and member of Kanouff, LLC (“KLLC”), a Colorado limited liability company with principal offices located at 2525 E Cedar Ave, Denver, CO 80209. The principal occupation of Mr. Kanouff is performing business consulting services on behalf of KLLC.

Item. 3.    Source and Amount of Funds or Other Consideration.

None.

Item 4. Purpose of Transaction.

On February 25, 2008, KLLC made a gift of 25,000 shares of the Company's Common stock to a person who was not affiliated with KLLC or the Company. Such 25,000 shares constituted less than 1% of the outstanding shares of Common Stock of the Company. On June 2, 2008, the Company engaged in a one share for 3 ½ shares reverse stock split. On June 4, 2008, KLLC surrendered 2,865 post split shares to the Company for cancellation in order to allow the Company to engage in certain rounding up transactions in connection with the reverse stock split without increasing the number of shares of the Company outstanding after such rounding up transactions. On June 4, 2008, KLLC made a gift of 14,762 shares of Common Stock of the Company to Alan W. Peryam who is legal counsel for the Company. The cumulative effect of these transactions is a disposition of 24,770 shares of common Stock of the Company by KLLC.

Mr. Kanouff has current plans and proposals as follows:

(a), (b), (c), (d), (e), and (f). to cause the Company to engage in a reorganization transaction with another entity pursuant to which the shareholders of the Company would become minority shareholders of the surviving corporation after such reorganization transaction and the officers and directors of the Company would be replaced by persons selected by such other entity.

SCHEDULE 13D

CUSIP No. 587572 40 5 PAGE 4

Mr. Kanouff has no current plans or proposals which relate to or would result in:

(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which impede the acquisition of control of the Company by any person;
(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section (g) (4) of the Act; or
(j)	any action similar to any of those enumerated in Items 4 (g) through (i) above.

Item 5.    Interest in Securities of the Issuer.

(a)

As of June 4, 2008, the Company had about 1,589,399 shares of Common Stock outstanding of which Mr. Kanouff beneficially owned 692,409 shares representing about 43.6% of the outstanding shares of the Company.

(b)	Mr. Kanouff has the sole power to vote and the sole power to dispose of the 692,409 shares of Common Stock of the Company beneficially owned by him.
(c)

Except for the disposition of the 24,770 shares of the Common Stock of the Company described in Item 3 of this Schedule 13D, Mr. Kanouff has not engaged in any transaction in the Common Stock of the Company during the 60 days prior to June 4, 2008.

(d)

All 692,409 shares of Common Stock of the Company beneficially owned by Mr. Kanouff are directly owned by KLLC. Mr. Kanouff is the sole owner and member of KLLC. Except for KLLC, Mr. Kanouff does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 692,409 shares of Common Stock of the Company beneficially owned by him.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 11, 2008

/s/ John P. Kanouff